Exhibit No. 12.

Questar Market Resources, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(Unaudited)

                                                   12 months ended
                                                       June 30,
                                                    2000        1999
                                                (Dollars in Thousands)
Earnings
Income from continuing operations before
income taxes                                    $87,969     $11,347
Less income Canyon Creek                           (211)       (238)
Plus distribution from Canyon Creek                 285         277
Plus debt expense                                20,483      16,064
Plus interest capitalized during construction       192       1,148
Plus interest portion of rental expense             994         815
                                               $109,712     $29,413

Fixed Charges
Debt expense                                    $20,483     $16,064
Plus interest capitalized during construction       192       1,148
Plus interest portion of rental expense             994         815
                                                $21,669     $18,027

Ratio of Earnings to Fixed Charges                 5.06        1.63

1/ For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of total interest charges, amortization of debt issuance costs, and the interest portion of rental costs (which is estimated at 50%).

2/ Income from continuing operations before income taxes includes QMR's 50% share of pretax earnings of Blacks Fork.

3/ Distributions from Canyon Creek are included and earnings are excluded because QMR owns less than 50%. QMR's ownership interest in Canyon Creek is 15%.

4/ Write-down of investment in full-cost oil and gas properties reduced income from continuing operations before income taxes by $31 million in the fourth quarter of 1998.